SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No. 2)(*)


                            Time Warner Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, Par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   887319101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 29, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No. 887319101                   13G                      Page 2 of 8 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
     I.R.S. Identification No. 13-4924710
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,289,842
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,289,842
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,289,842
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     12.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887319101                   13G                      Page 3 of 8 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Card Holdings, Inc.
     I.R.S. Identification No. 31-1539886
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,289,842
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,289,842
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,289,842
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     12.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887319101                   13G                      Page 4 of 8 Pages

This statement on Schedule 13G is being filed by AT&T Corp. ("AT&T") and Global Card Holdings, Inc. ("Global Card Holdings"), a wholly-owned subsidiary of AT&T. In connection with the merger of AT&T Broadband with and into Comcast Corporation on November 18, 2002, the ownership of the Class A Common Stock of Time Warner Telecom Inc. was transferred to Global Card Holdings.

________________________________________________________________________________
Item 1(a).  Name of Issuer:


            Time Warner Telecom Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            10475 Park Meadows Drive
            Littleton, CO  80124
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            AT&T Corp.
            Global Card Holdings, Inc.
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            AT&T Corp.'s principal business office is located at
            One AT&T Way, Bedminster, NJ  07921.
            Global Card Holdings, Inc.'s principal business office is located at One AT&T Way, Bedminster, NJ 07921.
________________________________________________________________________________
Item 2(c).  Citizenship:

            AT&T Corp. - New York
            Global Card Holdings, Inc. - Delaware
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:


            Class A Common Stock, $.01 par value

CUSIP No. 887319101                   13G                      Page 5 of 8 Pages

________________________________________________________________________________
Item 2(e).  CUSIP Number:


            887319101
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  Company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 887319101                   13G                      Page 6 of 8 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  6,289,842

          ______________________________________________________________________
     (b)  Percent of class:  12.9%

          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  -0-,


          (ii)  Shared power to vote or to direct the vote:  -0-,


          (iii) Sole power to dispose or to direct the disposition of:  -0-,


          (iv)  Shared power to dispose or to direct the disposition of:  6,289,842

CUSIP No. 887319101                   13G                      Page 7 of 8 Pages

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class:
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

         [_]
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Global Card Holdings, Inc., a wholly-owned subsidiary of AT&T Corp.
________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group:

         Not Applicable
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group:

         Not Applicable
________________________________________________________________________________
Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 887319101                   13G                      Page 8 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  12/19/02


                                        AT&T Corp.


                                        By:           /s/  H. David Schwartz
                                             -----------------------------------
                                             Name:         H. David Schwartz
                                             Title:        Assistant Secretary


                                        Global Card Holdings, Inc.


                                        By:           /s/  Carol A. Lewis
                                             -----------------------------------
                                             Name:         Carol A. Lewis
                                             Title:        President

Joint Filing Rider



                                    SCHEDULE

Schedule I Termination of Joint Filing Agreement dated June 26, 2000 among certain of the signatories to this Amendment No. 2 to Schedule 13G.

                                   SCHEDULE I

                     TERMINATION OF JOINT FILING AGREEMENT
                     EXECUTED PURSUANT TO RULE 13d-1(k)(l)

The undersigned hereby terminate the Joint Filing Agreement among them dated June 26, 2000. This termination may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Dated as of:  12/13/02

                                AT&T Corp.

                                By:  /s/  H. David Schwartz
                                -----------------------------------------
                                Name:     H. David Schwartz
                                Title:    Assistant Secretary



                                Comcast MO Group, Inc. (formerly MediaOne
                                  Group, Inc.)

                                By:  /s/  Arthur S. Block
                                -----------------------------------------
                                Name:     Arthur S. Block
                                Title:    Senior Vice President



                                Comcast of Georgia, Inc. (formerly MediaOne
                                  of Colorado, Inc.)

                                By:  /s/  Arthur S. Block
                                -----------------------------------------
                                Name:     Arthur S. Block
                                Title:    Senior Vice President



                                Comcast MO Holdings II, Inc. (formerly
                                  MediaOne Holdings II, Inc.)

                                By:  /s/  Arthur S. Block
                                --------------------------------------
                                Name:     Arthur S. Block
                                Title:    Senior Vice President




















Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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